



Investor Presentation

March 6, 2015

Forward-Looking Statements

Certain statements and information provided in this presentation are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements concerning plans, objectives, goals, projections, strategies, future events or performance, and underlying assumptions and other statements, which are not statements of historical facts. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us and do not include the impact of future acquisitions. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially. The forward-looking statements speak only as of the date of this presentation. Investors are cautioned not to rely unduly upon these forward-looking statements. The Company undertakes no obligation to update these forward-looking statements, except as required by law.

Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, general economic and business conditions, which will, among other things, affect demand for new residential and commercial construction; our ability to successfully identify, manage, and integrate acquisitions; the cyclical nature of, and changes in, the real estate and construction markets, including pricing changes by our competitors; governmental requirements and initiatives, including those related to mortgage lending or mortgage financing, funding for public or infrastructure construction, land usage, and environmental, health, and safety matters; disruptions, uncertainties or volatility in the credit markets that may limit our, our suppliers' and our customers' access to capital; our ability to successfully implement our operating strategy; weather conditions; our substantial indebtedness and the restrictions imposed on us by the terms of our indebtedness; our ability to maintain favorable relationships with third parties who supply us with equipment and essential supplies; our ability to retain key personnel and maintain satisfactory labor relations; and product liability, property damage, and other claims and insurance coverage issues.

For additional information regarding known material factors that could cause our actual results to differ from our projected results, please see "Risk Factors" in our Form 10-K and our Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission. All written and oral forward-looking statements in this presentation are expressly qualified by these "Risk Factors."

US CONCRETE



Company Overview

U.S. Concrete Overview

Business Overview

- U.S. Concrete is one of the largest non-integrated concrete producers in the U.S.

  - National producer of ready-mixed concrete

- Headquartered in Euless, TX

- Trades on NASDAQ under ticker "USCR"

  - Market capitalization of $471.0 million[1]

  - Total Enterprise Value of $661.3 million[2]



Financial Overview

- 2014 Revenue: $703.7 million (89.9% ready-mixed; 4.5% aggregates)[3]

- 2014 Adjusted EBITDA: $75.2 million[4]



[1] Based on USCR stock price of $32.10 as of 03/05/15 and diluted shares outstanding of 14.674 million as of 03/05/15
[2] Enterprise value is defined as market capitalization plus debt less cash and cash equivalents
[3] Excludes $21.0 million of internal aggregates sales that are eliminated in consolidation
[4] Adjusted EBITDA is a non-GAAP financial measure, see page 25 for more information

US CONCRETE

Strong Positions in Attractive Markets



22 Ready-Mixed

9 Ready-Mixed

1 Aggregate

72 Ready-Mixed

5 Aggregates

16 Volumetric

7 Ready-Mixed
1 Recycled Agg
3 Agg Import

NY

14 Ready-Mixed

4 Aggs.

PA

NJ

2 Ready-Mixed

DC

DE

READY-MIXED PLANTS

VOLUMETRIC READY-MIXED FACILITIES

AGG PRODUCTION FACILITIES

RECYCLED AGGREGATES

AGG IMPORT DOCKS

CORPORATE HEADQUARTERS

US CONCRETE

Growth Driven by Key Sectors

Energy/Diversified





Texas/Oklahoma



Technology





Northern California



Financial Services





New York/New Jersey



Government





Washington, D.C.





Significant Quality Asset Base

Ready-Mixed Concrete

142 standard and volumetric ready-mixed concrete plants

5.7 million cubic yards of concrete sold in 2014

1,200+ ready-mixed concrete trucks

Leading market position in four regions with attractive fundamentals





Aggregates - primary focus is supply of USCR ready-mixed operations

10 aggregate production facilities and 1 aggregate recycle operation

3 aggregate import docks

4.7 million tons of aggregates sold in 2014

Over 80 million tons of owned and leased reserves



US CONCRETE

Strong Historical Performance Trend

Volume ('000)



Average Selling Price



Revenue ($mm)



Adjusted EBITDA ($mm)



Improved Year-over-Year Performance

(in millions, except ASP)









Ready-Mixed Top Line Drivers



Better Pricing Power Driving Margin Improvement

- Adjusted EBITDA margin is now above previous peak level

- Material margin remained stable through the last cycle, and has improved steadily since 2011 under current operating model

- Company now better positioned for higher sustained performance through the cycle



Solid Capital Structure



($ millions)

As of December 31, 2014				
8.5% Senior Secured Notes due December 1, 2018	$ 200.0		Cash	$ 30.2
$175mm ABL Revolver expiring October 2, 2018	0.0		Net Debt	190.2
Other Debt	20.4		Equity Value[1]	471.0
Total Debt	220.4		Enterprise Value	661.3

LTM Adjusted EBITDA	$ 75.2
Total Debt/LTM Adjusted EBITDA	2.9x
Net Debt/LTM Adjusted EBITDA	2.5x

[1] Based on USCR stock price of $32.10 as of 03/05/15 and diluted shares outstanding of 14.674 million as of 03/05/15

US CONCRETE

Historical Stock Price



USCR - Nasdaq
As of 03/05/15 – $32.10
52 Week Low – $21.22
52 Week High – $32.47
Avg Daily Vol (3m) – 118.6K

$32.10

$4.69



Industry Overview

Large, Fragmented Market

Ready-Mixed Concrete Market Size

 

Annual Revenue	$30.0 B
Ready-Mixed Concrete Producers	2,000
Ready-Mixed Concrete Plants	5,500

Increasing vertical integration among cement, aggregates and concrete producers

Source: National Ready-Mixed Concrete Association

US CONCRETE

Focused on Key End Use Markets

- Commercial and industrial sectors generate higher margins
- Streets and highways often self-performed by construction companies

2014 Ready-Mixed Concrete Volume

Total U.S. Market



Commercial & Industrial
16%

Street, Highway, &
Other Public Works
65%

Residential
19%

Source: McGraw-Hill Construction market outlook for 2014 as of Q4 2014

U.S. Concrete, Inc.



Street, Highway, &
Other Public Works
15%

Commercial &
Industrial
59%

Residential
26%

Source: U.S. Concrete, Inc.

US CONCRETE



Company Focus and Strategy

Continued Focus on Improved Performance



Pursue strategic development opportunities



Focus on ready-mixed concrete and aggregates



Continue to aggressively manage cost structure



Grow company while maintaining strong balance sheet and liquidity

Acquisition Strategy

Continue to expand within existing regional markets through concrete bolt-ons and vertical integration into aggregates

Expand concentrically around existing regions

Also considering selected larger-scale opportunities in new geographies

- Strong, stable markets with promising growth profile
- Appealing market structures
- Defensible positions of scale with barrier to entry

US CONCRETE

Recent Acquisitions

Right Away Redy Mix
Oakland, CA (February 2015)
- Four plants – 49 mixer trucks
- Expands San Francisco Bay Area presence in the East Bay

Diamond Concrete
Staten Island, NY (December 2014)
- Three plants – 24 mixer trucks
- Expands New York presence on Staten Island

Mobile-Crete
Central and S. Texas (December 2014)
- Five volumetric ready-mixed concrete facilities and 47 volumetric concrete trucks
- Expands volumetric ready-mixed concrete business in Austin, San Antonio and South Texas

New York Sand and Stone
New York Metro area (October 2014)
- Assumed leases for 2 waterside aggregate distribution facilities
- Eases distribution to eastern metro New York market

Custom-Crete
Dallas, Houston, Austin, San Antonio (October 2014)
- 11 volumetric ready-mixed concrete facilities and 61 volumetric concrete trucks
- Expands presence to all four major metropolitan areas in Texas

City Concrete & Pitts Ready Mix
Wichita Falls, TX area (August 2014)
- Three plants – 24 mixer trucks
- Grows footprint in West Texas

Choice Ready Mix
Tye, TX (March 2014)
- Single plant facility
- Strengthens position in greater Abilene market of West Texas

Red River Sand & Gravel
Thackerville, OK (March 2014)
- Greenfield, single facility
- Addresses DFW's sand shortage

US CONCRETE

USCR Competitive Advantage



National Support	Selected Regional Franchises	Local Presence	**Success**
▪ Strong Leadership ▪ Operating excellence ▪ Group-wide sourcing ▪ Central IT & support ▪ Focused R&D	▪ Healthy regional economies ▪ Vertically integrated synergies ▪ Best practice execution ▪ Concentrated Purchasing Power	▪ Deep market knowledge ▪ Fast & flexible delivery ▪ Customer relationships ▪ High end product offering	▪ Superior returns ▪ Excellent reputation ▪ Supplier of choice ▪ Accelerated growth potential

Large company resources – local company entrepreneurship

US CONCRETE

Sustainability Leadership



- Leader in low CO_2 concrete



- Founding partner of Carbon Leadership Forum and Building Health Initiative



- First ready-mix company in North America to adopt and receive verified Environmental Product Declarations (EPDs) for its concrete mixes



- 17 Green-Star certified plants



- Employ extensive sustainable operational practices across the enterprise

US CONCRETE

Benefits of Our Sustainable Strategy



Increase product demand

Sustainable demand growing; expected share by 2015: 55% of all commercial & institutional construction (USGBC, 2012)



Competitive advantage and clear differentiation

USCR's technology/innovations drive the development of engineered mixes that reduce carbon footprint, while delivering higher performing concrete, compared to traditional concrete



Reduced material cost/yd; greater margin potential

Low-CO_2 mixes utilize lower cost, cement replacement materials, while offering equal to or higher performance compared to traditional concrete



Greater business flexibility

Cement companies remain focused on core: *cement* production and utilization

Investment Highlights

1. Favorable exposure to commercial projects with higher margins and barriers to entry

2. High quality asset base in attractive markets

3. Well positioned to benefit from rebound in construction market

4. Long-term diversified customer base

5. Focus on sustainable leadership and strategy

6. Strong financial performance and conservative balance sheet

7. Experienced management team with a proven track record

US CONCRETE

Disclosure of Non-GAAP Financial Measures

U.S. CONCRETE, INC.
ADDITIONAL STATISTICS
(In thousands, unless otherwise noted; unaudited)

We report our financial results in accordance with generally accepted accounting principles in the United States ("GAAP"). However, our management believes that certain non-GAAP performance measures and ratios, which our management uses in managing our business, may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. See the following table for presentations of our adjusted EBITDA and adjusted EBITDA margin for the years 2013 and 2014.

We define adjusted EBITDA as our net income (loss) from continuing operations plus the provision (benefit) for income taxes, net interest expense, depreciation, depletion and amortization, reorganization costs, noncash impairments, derivative (income) loss, expenses related to the departure of our former CEO, expenses related to the relocation of our corporate headquarters, gain (loss) on extinguishment of debt and non-cash stock compensation expense. We define adjusted EBITDA margin as the amount determined by dividing adjusted EBITDA by total revenue. We have included adjusted EBITDA and adjusted EBITDA margin in the accompanying tables because they are often used by investors for valuation and for comparing our financial performance with the performance of other building material companies. We also use adjusted EBITDA to monitor and compare the financial performance of our operations. Adjusted EBITDA does not give effect to the cash we must use to service our debt or pay our income taxes and thus does not reflect the funds actually available for capital expenditures. In addition, our presentation of adjusted EBITDA may not be comparable to similarly titled measures other companies report.

Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP.

US CONCRETE

Reconciliation of Non-GAAP Financial Measures

(in thousands, except per share amounts)	Year Ended December 31,	
	2013	**2014**
Adjusted EBITDA¹ reconciliation:		
Net Income (loss) from continuing operations	$ (18,273)	$ 21,575
Income tax expense	1,168	2,156
Interest expense, net	11,332	20,431
Derivative loss	29,964	3,556
Depreciation, depletion and amortization	18,868	23,849
Gain on extinguishment of debt	(985)	(11)
Expenses related to corporate headquarters relocation	550	-
Officer severance	245	-
Non-cash stock compensation expense	5,429	3,655
Adjusted EBITDA	$ 48,298	$ 75,211
Adjusted EBITDA margin	8.1%	10.7%

¹ Adjusted EBITDA is defined as income (loss) from continuing operations, plus income tax provision (benefit), net interest expense, derivative loss related to our Convertible Notes and Warrants, depreciation, depletion and amortization, loss on early extinguishment of debt, expenses related to our corporate headquarters relocation, officer severance, and non-cash stock compensation expense.

US CONCRETE





Investor Presentation

March 6, 2015